Exhibit A

Press Release
Ceragon Wins Orders from Florida Rural Broadband Alliance – May 2, 2012

Ceragon Wins Orders for High-Capacity Point-to-Point and Point-to-Multipoint
Backhaul Solutions from Florida Rural Broadband Alliance

Network will provide high-capacity broadband to un-served and underserved communities in 15 counties

Paramus, New Jersey, May 2, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has won orders for high-capacity wireless backhaul point-to-point and point-to-multipoint solutions and last mile equipment from the Florida Rural Broadband Alliance (FRBA) . The FRBA chose Ceragon’s FibeAir® IP-10G and FibeAir 2500 wireless backhaul solutions for its new all-IP network. The deployment, which is funded by federal broadband stimulus funds, is part of a network that will bring high-speed broadband service to un-served and underserved communities in 15 rural counties in Florida, providing much-needed connectivity to subscribers and expanding business opportunities in the area.

The deployment is part of the FRBA’s project to build a new “middle mile” broadband infrastructure, connecting two rural areas of Florida. High-speed broadband access is expected to create jobs, enhance public safety, improve the delivery of healthcare services, enhance emergency services, and promote educational opportunities for the disadvantaged communities located within these rural areas.

“Ceragon’s all-IP solutions carry a variety of voice and data services and also facilitate a cost-efficient network set-up and fast ROI,” said Ira Palti, Ceragon’s President and CEO.  “The combination of Ceragon’s technology and expertise will enable the FRBA to provide high-capacity, broadband services directly to these underserved communities in Florida, helping to stimulate the economy there.”

“We selected Ceragon’s solutions to build our rural network because of their reliable high-capacity performance, the superior quality of their technology, and the company’s experience and expertise,” said Gina Reynolds, CEO of Florida’s Heartland REDI, Inc. and Co-Manager of Florida Rural Broadband Alliance. “Ceragon was able to lower the total cost of ownership of our network, while enabling us to deliver services faster.”

Press Release
Ceragon Wins Orders from Florida Rural Broadband Alliance – May 2, 2012

Ceragon Solutions
The FibeAir IP-10G is a next-generation, carrier-grade wireless Ethernet backhaul product that uniquely integrates the latest radio technology with TDM and Ethernet networking.  With up to 2Gbps of IP traffic per channel, the FibeAir IP-10G solution provides superior high-speed broadband access and quality of experience (QoE) for the FRBA’s network and subscribers.

The FibeAir 2500 is a high-capacity Point to Multipoint (P2MP) solution that delivers up to 200Mbps of aggregated traffic, to support voice, data and high-resolution video applications. The solution offers superb performance in harsh conditions, and robust near line of sight (nLoS) and non-line of sight (NLoS) performance capabilities. It supports an extensive range of sub 6GHz frequency bands, and is suitable for small cell deployments.

About The Florida Rural Broadband Alliance, LLC
The Florida Rural Broadband Alliance, LLC is a regional collaboration of local governments, community activists and economic development agencies in South Central Florida (Florida’s Heartland REDI, Inc.) and Northwest Florida (Opportunity Florida).

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Press Release
Ceragon Wins Orders from Florida Rural Broadband Alliance – May 2, 2012

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, , and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .